SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-14168
CUSIP Number: 37957F

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K  ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q

☐ Form N-SAR

For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant	Globix Corporation

Former name if applicable

Address of principal executive office (Street and number)

139 Centre Street

City, state and zip code	New York, New York 10013

PART II

RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (the “Form 10-K”) by the December 14, 2005 deadline, as the Company needs additional time to complete the presentation of its financial information and its internal controls reporting. The fiscal year represented by the Form 10-K is the first such year in which the Company has been required to include a report of management on the Company's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bonnie J. Roe, Esq.	(212)	829-3605
(Name)	(Area Code)	(Telephone Number)

(2)         Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so:      attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Globix Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

GLOBIX CORPORATION

Date	December 14, 2005	By	/s/ Robert M. Dennerlein
Name: Robert M. Dennerlein Title: Chief Financial Officer